Exhibit 10.39

Summary Description of Engenio Information Technologies, Inc. 2004 Incentive Plan

The Engenio Information Technologies, Inc. (“Engenio”) 2004 Incentive Plan (Engenio Plan) is a subset of the LSI Logic Corporation Section 16(b) Executive Officer Incentive Plan (“LSI Logic Plan”) and is administered by the Compensation Committee of the Board of Directors of LSI Logic Corporation. The Board of Directors of LSI Logic Corporation approved the Engenio Plan in February 2004. The targets and funding mechanics of the Engenio Plan are specific to Engenio and are as follows:

The funding of the Plan is determined using constant multiples of operating income and incremental revenue. A fixed percentage of operating income and incremental revenue fund the incentive pool. The bonus pool would increase if Engenio’s revenues grew during the year 2004.

The funding is subject to a threshold of a minimum of 50% to a maximum of 150% of targeted funding.